Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD ANNOUNCES TERMINATION OF SWAP AGREEMENT WITH AIG

Toronto, Ontario, August 23, 2013 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today that it has reached agreement with American Insurance Group, Inc. (“AIG”) to terminate two related 25-year interest rate swap agreements executed in 1990 between Brookfield and AIG (the “Swap Agreement”). As consideration for terminating the Swap Agreement, Brookfield agreed to pay a single lump sum payment of US$905 million to AIG. The Swap Agreement, which was accounted for in Brookfield’s financial statements as at June 30, 2013 as an approximate $1.4 billion liability, was subject to litigation that had been pending in the United States District Court for the Southern District of New York and will be dismissed in conjunction with the consensual termination of the Swap Agreement.

More detailed information regarding the nature of this matter is available in Brookfield’s 2013 second quarter interim report filed on EDGAR and SEDAR and also found in the investor section of its website at www.brookfield.com.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.
For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

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